

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631   June 23, 2009

Richard Giannotti
Chief Executive Officer
Mountain Renewables, Inc.
1772 Grape Street
Denver, CO 80220

> **Re: Mountain Renewables, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 29, 2009**
> **File No. 333-159577**

Dear Mr. Giannotti:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. It appears you are a blank check company as defined in Rule 419 of Regulation C in view of the following:

    - You are a development stage company issuing penny stock.
    - You have not yet commenced operations.
    - You have minimal revenues and no contracts or agreements with customers or suppliers and have conducted little business activity other than raising initial capital and filing this registration statement.

- You have no assets, except for $21,016 in cash, $618 of inventory and $35,000 in deferred offering costs.
- You will be unable to implement your business plan without substantial additional funding.
- Your registration statement contains very general disclosure related to the nature of your business plan.

Please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company or provide a detailed explanation as to why Rule 419 does not apply to this offering. Also disclose whether you have any current plans, arrangements, commitments or understandings to engage in a merger or acquisition with another company.

2. We note that you are registering the resale of 13,515,000 shares held by selling stockholders. Because you are registering 100% of your outstanding shares and approximately 75% of your outstanding shares are being registered for resale by Mr. Giannotti and Bristlecone Associates LLC (the "significant shareholders"), it appears that the transaction is not a secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead appears to represent a primary offering which must be made at a fixed price. If you wish to continue with the registration of these shares, please identify the significant shareholders as underwriters and clearly state on your cover page and in your plan of distribution that the selling shareholders will offer these securities for a fixed price of $0.10 for the duration of the offering.

3. We note that the information provided in several charts and elsewhere in the registration statement corresponds to dates which are now outdated. For example, on pages 4, 22, and 24. Please update these dates to provide the most recent practicable information.

4. We note that you have yet to file the legality opinion and name the law firm providing it in the registration statement. Please file the legality opinion as soon as practicable and note that we may have further comments after reviewing it.

Prospectus Cover Page, page 2

5. Please revise the heading to reflect the correct number of shares being offered.

6. Because there is currently no market for your common shares please revise the second sentence in the second paragraph and plan of distribution to clarify that selling shareholders (other than the significant shareholders) will sell at a stated fixed price until your securities are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. See Item 16 of Schedule A to the Securities Act of 1933.

Prospectus Summary, page 4

7. In the Prospectus Summary and in the Business Overview section, please clearly state that you have not yet commenced operations and that you are a development stage company. Also, throughout this document, you give the impression that you have current operations. For example, on page 6 you state that you have experienced losses from operations and on page 15 you state that you have financed operations through cash contributed and raised by your officer and director. Please revise to clarify that you have no operations throughout the filing.

8. We note your disclosure on page 18 that you may be unable to continue as a going concern. Please include relevant risk factor disclosure regarding this issue in this section and in the Risk Factors on page 5.

Management's Discussion and Analysis, page 15

9. Please revise the Results of Operations section of MD&A so that you are discussing the relevant periods in a consistent manner. For example, on page 16 you provide certain information for the year ended December 31, 2008 and different information for the three months ended March 31, 2009 and the period of inception to March 31, 2009. Please also revise so that the numbers you cite are consistent with the numbers contained in your financial statements. For example, the numbers in the summary income statement on page 17 do not reconcile to the numbers reflected on page F-11 in the financial statements.

Liquidity and Capital Resources, page 18

10. We note you began earning revenues in the first quarter ended March 31, 2009. Please revise your filing to discuss whether this is the beginning of a constant revenue stream per your business plan or if you expect revenues generated by your business to be sporadic for a certain period of time. If this revenue stream is not expected to be constant please address when you expect to begin generating a consistent revenue stream. Please address how you expect this to affect your liquidity.

Business, page 18

11. In this section, please disclose the sources and availability of your raw materials and the names of your principal suppliers. See Item 101(h)(4)(v) of Regulation S-K. Please also provide disclosure regarding your property holdings pursuant to Item 102 of Regulation S-K.

Director and Officer Compensation, page 22

12. Please revise to clarify whether Mr. Giannotti or the Company sold an additional 6,000,000 shares of common stock to Bristlecone Associates, LLC.

Certain Relationships and Related Transactions, page 24

13. Please revise your disclosure to provide the information required by Item 404(d) of Regulation S-K. We note, for example, the disclosure elsewhere in the filing relating to the Ambermax transaction and the founder shares issued to your promoter.

Selling Shareholders, page 26

14. We note your statement that "[w]e will receive proceeds from the exercise of the warrants." If any of the selling shareholders must exercise warrants before obtaining the shares of common stock being registered for resale, please disclose this information in this section, on the Prospectus Cover Page, and in the Prospectus Summary. Please also disclose the purchase price, exercise price, and the expiration date of the warrants. Otherwise, please delete this warrant reference.

15. Please describe the material transactions and relationships between you and each of the selling shareholders during the past three years. Please describe the transactions in which you issued the shares to be resold in materially complete terms, including the dates of the transactions, the purchase price, if any, the parties who participated, and the number of shares received.

16. Please disclose the natural person or persons who have voting or investment control over the Company's securities held by Bristlecone Associates, LLC. Please also tell us whether this entity is a broker-dealer or an affiliate of a broker-dealer.

Statement of changes in Stockholders' Equity, page F-4

17. We note your disclosure on page 22 that during March 2008 you issued 4,030,000 initial founders shares of common stock to founding shareholder, Richard Giannotti. And thereafter, Mr. Giannotti sold and additional 6,000,000 shares of your common stock to Bristlecone Associates, LLC for $5,000 cash. Please amend your statement of Stockholders' Equity to disclose the information required by paragraph 11d of SFAS 7 for each issuance.

Statement of Cash Flows, page F-5

18. Please amend your filing and remove the subtotal Net Cash Used in Operating
Activities totaling $598.

Statement of Cash Flows, page F-13

19. Please amend your filing to include the total of net cash used in operating
activities for the three months ended March 31, 2009.

20. Revise your filing to clearly indicate that the last column represents the period
from inception to March 31, 2009.

Note 1 – Organization and Summary of Significant Accounting Policies, page F-14

21. Please amend your filing to include your revenue recognition policy.

Note 2 - Shareholders' Equity, page F-16

22. Demonstrate to us how your accounting for deferred offering costs complies with
EITF 96-18. Disclose the material terms of the consulting agreements including:
the parties providing the services and any related party relationship; the specific
nature of the services being provided; the dates shares were issued; your basis for
determining the fair value of the shares issued; and your basis for determining that
there is a "sufficiently large disincentive for nonperformance" such that recording
an asset is appropriate. Also, revise MD&A to disclose and discuss who shares
were issued to and what specific services they are providing.

Recent Sales of Unregistered Securities, page I-1

23. In this section, please revise your disclosure to address the following issues:
   - Please disclose that you issued an additional 30,000 shares of common stock
     to Richard Giannotti in connection with the Ambermax transaction and
     provide the information required by Item 701 of Regulation S-K for this
     transaction.
   - For each of sale of unregistered securities, please provide the date sold and the
     consideration provided as required by Item 701(a) and (c) of Regulation S-K.

Undertakings, page I-2

24. Please revise the undertakings in this section so that they conform to the language
provided in Item 512 of Regulation S-K.

Exhibit 23.1 – Consent of Larry O'Donnell

25. Please file a revised consent that refers to the correct date for the report of the independent registered public accounting firm and the correct registration statement form.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713 with any other questions.

Sincerely,

Pamela A. Long
Assistant director